# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carriage House Event Center, Inc., CIK 0001798458
CUSIP: 14444Y100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6521 OCASO DRIVE, 6521 OCASO DRIVE, CASTLE PINES, Colorado (CO), 80108
Date of event which requires filing of this statement: 01/22/2025
Amends the filing with accession number 0002055658-25-000002
Filed by CIK 0002055658
Persons authorized to receive notices and communications: Robert F. Brantl, 181 Dante Avenue, Tuckahoe, New York (NY), 10707, 9175135701

## Reporting persons
- Zhonghe Brand, Ltd. (CIK 0002055658): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,150,000; sole dispositive power 0; shared dispositive power 4,150,000; aggregate amount beneficially owned 4,150,000 (93.3% of the class)
- Lei He (CIK 0002056679): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,150,000; sole dispositive power 0; shared dispositive power 4,150,000; aggregate amount beneficially owned 4,150,000 (93.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Carriage House Event Center, Inc.
Address of issuer's principal executive offices: 6521 OCASO DRIVE, 6521 OCASO DRIVE, CASTLE PINES, Colorado (CO), 80108

## Item 2. Identity and Background
Name of person filing:
Zhonghe Brantl, Ltd.
Lei He
Residence or business address: 20th Floor, Building 23, Tian'an Science Park, Panyu District, Guangzhou, P.R. China 511400
Present principal occupation or employment: Lei He is Senior Partner of Zhonghe Holdings (Guangzhou) Co., Ltd., which is a business conglomerate. Its address is 20th Floor, Building 23, Tian'an Science Park, Panyi District, Guangzhou, P.R. China 511400.
Criminal convictions in the last five years: N.A.
Civil proceedings (securities laws) in the last five years: N.A.
Citizenship: P.R. China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: $470,000 from the working capital of Zhonghe Brand Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction: As of February 11, 2025 neither of the Reporting Persons was party to any plan or proposal that related to or would result in an event of the types enumerated in subsections (a) through (j) of this Item.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 4,150,000 shares, representing 93.3% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Zhonghe Brand Ltd. and Lei He, as Director of Zhonghe Brand Ltd., share voting and dispositional control over the shares.
Transactions in the class effected during the past sixty days: Except for the acquisition of 4,150,000 shares of common stock reported herein, neither of the Reporting Persons entered to any transaction in the Common Stock of Carriage House Event Center, Inc. during the sixty days preceding their filing of Schedule 13D on February 11, 2025.
Other persons with the right to receive dividends or sale proceeds: N.A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N.A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Joint Filing Agreement between Lei He and Zhonghe Brand Ltd. dated February 11, 2025.

## Signatures
- Zhonghe Brand, Ltd.: /s/ Lei He, Lei He, Director (05/12/2025)
- Lei He: /s/ Lei He, Lei He, Reporting Person (05/12/2025)